

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2018

<u>Via E-mail</u>
Sean M. O'Connor
Chief Executive Officer
INTL FCStone Inc.
708 Third Avenue, Suite 1500
New York, NY 10017

      Re: INTL FCStome Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2017
              Filed December 14, 2017
              File No. 1-36045

Dear Mr. O'Connor:

      We refer you to our comment letter dated February 16, 2018, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   /s/ Cecilia Blye

                                   Cecilia Blye, Chief
                                   Office of Global Security Risk

cc: Era Anagnosti
       Legal Branch Chief
       Division of Corporation Finance